 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1.
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

SIGNATURE OFFICE REIT, INC.
(Name of Subject Company)

MACKENZIE NORTHSTAR FUND 3, LLC; MACKENZIE NORTHWEST FUND, LP; MPF NORTHSTAR FUND 2, LP; MPF NORTHSTAR FUND, LP; AHY INSTITUTIONAL INVESTORS, LTD.; MACKENZIE BLUE RIDGE FUND III, LP; MACKENZIE FLAGSHIP FUND 15, LLC; MACKENZIE INCOME FUND 27, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 13, LLC; MPF FLAGSHIP FUND 14, LLC; MPF SENIOR NOTE PROGRAM II, LP; MPF SPECIAL FUND 10, LLC; MPF SPECIAL FUND 8, LLC; MPF SPECIAL FUND 9, LLC; COASTAL REALTY BUSINESS TRUST AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$16,500,000	$2,125.20

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,100,000 Shares at a purchase price equal to $15.00 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,125.20
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: May 1, 2014

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT TO TENDER OFFER

This Amendment No. 1. To the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Northstar Fund 3, LLC; MacKenzie Northwest Fund, LP; MPF Northstar Fund 2, LP; MPF Northstar Fund, LP; AHY Institutional Investors, LTD.; MacKenzie Blue Ridge Fund III, LP; MacKenzie Flagship Fund 15, LLC; MacKenzie Income Fund 27, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; MPF Flagship Fund 14, LLC; MPF Senior Note Program II, LP; MPF Special Fund 10, LLC; MPF Special Fund 8, LLC; MPF Special Fund 9, LLC; Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 1,100,000 shares of common stock (the “Shares”)  in Signature Office REIT, Inc. (the “Corporation”), the subject company, at a purchase price equal to $15.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated May 1, 2014 (the “Offer Date”) and the related Assignment Form.

This amendment is being filed to clarify that the $0.375 per Share distribution declared by the Corporation on May 7, 2014, and which will be payable after the Expiration Date to shareholders of record as of June 13, 2014, will be payable to current shareholders even if they tender their Shares pursuant to this Offer.  The Purchasers will not be shareholders of record of any Shares purchased pursuant to this Offer until after June 13, 2014, so current shareholders will receive this distribution.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 12, 2014

MacKenzie Northstar Fund 3, LLC; MacKenzie Northwest Fund, LP; MPF Northstar Fund 2, LP; MPF Northstar Fund, LP; AHY Institutional Investors, LTD.; MacKenzie Blue Ridge Fund III, LP; MacKenzie Flagship Fund 15, LLC; MacKenzie Income Fund 27, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF DeWaay Premier Fund, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; MPF Flagship Fund 14, LLC; MPF Senior Note Program II, LP; MPF Special Fund 10, LLC; MPF Special Fund 8, LLC; MPF Special Fund 9, LLC; Coastal Realty Business Trust

By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director